Filed by Penseco Financial Services Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Commission File No: 000-23777

Subject Company: Penseco Financial Services Corporation

Dear Valued Customer:

On June 28, 2013, we announced that the holding companies of Penn Security Bank & Trust Company and Peoples Neighborhood Bank executed a definitive agreement to merge together both the companies and subsidiary banks subject to regulatory and shareholder approval, as well as other customary conditions. The name of the combined bank will be Peoples Security Bank & Trust Company.

Both banks have a long and distinguished history of providing personalized service to their retail and business customers. Together, the new bank will continue to provide our customers at both banks with additional convenience and expanded choices in products and services.

Upon completion of the merger, expected in the fourth quarter of this year, Peoples Security Bank & Trust Company will be the largest community bank headquartered in Northeastern Pennsylvania and the 16th largest bank headquartered in Pennsylvania.

The new Company, headquartered in Scranton, will continue to be community based and will be a major force for economic development in Northeastern Pennsylvania, as evidenced by the following information.

•	In 2012, the two companies collectively spent approximately $8.5 million with 965 local businesses.

•	The new company is expected to employ approximately 380 banking professionals.

•	In 2012, the two companies combined contributed approximately $763,000 to local charities and nonprofit organizations.

•	In 2012, the two companies extended over $380 million in credit to local residents and businesses.

With increased earnings and capital, the new bank should have the ability to spend more in the community, bring jobs to the area, contribute more to local charities, and be able to meet the credit needs of larger local companies that, because of their size, have had to secure financing from larger, out of area banks.

For now, there will be no change in the way you do business with Penn Security Bank. After the merger is completed, we will provide you with a customer update that includes information about the coming transition.

As we move forward, we will work harder than ever to maintain your trust and bring increased value to your banking relationship. If you have any questions, please contact me at (570) 346-7741 extension 2351 or Patrick Scanlon at (570) 346-7741 extension 2316.

Very truly yours,

Craig W. Best

President & CEO

Forward-looking Statements

This letter includes “forward-looking statements” regarding our planned merger and other matters affecting Penseco Financial Services Corporation. Statements other than historical facts should be considered “forward-looking statements.” Important factors could cause actual results to differ materially from those currently anticipated in any “forward-looking statement.” Such factors include, but are not limited to, the risk that we may not complete the planned merger or may not realize the anticipated benefits of the merger, as well as other factors that may be described in the documents we file with the Securities and Exchange Commission (SEC) from time to time.

Additional Information About The Merger

Peoples Financial Services Corporation has filed a registration statement (Registration No. 333-190587) that includes a preliminary joint proxy statement/prospectus of Penseco Financial Services Corporation and Peoples Financial Services Corp. The registration statement has not yet become effective. The parties will file other relevant documents concerning the merger with the SEC. After the registration statement has been declared effective by the SEC, the parties intend to mail the final joint proxy statement/prospectus to their respective shareholders. The final document, however, is not currently available. WE URGE INVESTORS TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov/. In addition, documents filed with the SEC by Penseco Financial Services Corporation will be available free of charge by written request to Mr. Patrick Scanlon, Senior Vice President, Finance Division Head, Penn Security Bank & Trust Company, 150 North Washington Avenue, Scranton, Pennsylvania 18503 or oral request to Mr. Scanlon at (570) 346-7741, extension 2316. Documents filed with the SEC by Peoples Financial Services Corporation will be available free of charge by written request to Scott A. Seasock, Senior Vice President & Chief Financial Officer, 82 Franklin Avenue, Hallstead, PA 18822 or oral request to Scott A. Seasock at (570) 879-6122.

The directors, executive officers, and certain other members of management and employees of Penseco Financial Services Corporation and Peoples Financial Services Corp. are participants in the solicitation of proxies in favor of the merger from the shareholders of Penseco Financial Services Corporation and Peoples Financial Services Corp. Information about the directors and executive officers of Penseco Financial Services Corporation is set forth in its Annual Report on Form 10-K filed on March 14, 2013 for the year ended December 31, 2012 (including the definitive proxy statement filed on April 1, 2013, and incorporated by reference therein). Additional information regarding the interests of such participants, as well as information about the directors and executive officers of Peoples Financial Services Corp. will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

This document is not an offer to sell shares of Peoples Financial Services Corp. securities which may be issued in the proposed transaction. Such securities are offered only by means of the joint proxy statement/prospectus referred to above.